Coca-Cola İçecek

SEC Mail
Mail Processing
Section

MAR 17 2008

Washington, DC
103

08001456

FILE 82-35049

March 14, 2008

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on March 13, 2008.

In its meeting dated March 13, 2008 Coca-Cola Icecek's ("CCI") Board of Directors resolved unanimously;

1. To invite shareholders to the Extraordinary General Assembly meeting as per related articles of the Turkish Trade Law in order to discuss and resolve the issues related to the amendment of article three of its Articles of Association in line with the approval obtained from the Capital Markets Board and the permit received from the Ministry of Industry and Trade; to apply to the Ministry of Industry and Trade to invite the superintendent; and to execute other necessary legal procedures

A) The Extraordinary General Assembly meeting will be held on April 18, 2008 at 2:00 p.m. at the headquarters of the Company to discuss the agenda items as per Attachment 1,

B) The Extraordinary General Assembly meeting for (A) and (B) Group Stockholders will be held on April 18, 2008 at 3:00 p.m. and 3:30 p.m. respectively at the headquarters of the Company to discuss the agenda items as per Attachment 2,

2. Issuance of notary-certified powers of attorney as per Attachment 3 to the representatives of shareholders who are unable to attend the Extraordinary General Assembly meeting to individuals who will represent them.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being

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transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

Attachment 1:

COCA-COLA İÇECEK ANONİM ŞİRKETİ

EXTRAORDINARY GENERAL ASSEMBLY MEETING DATED APRIL 18, 2008

AGENDA

1. Opening and election of the Board of the Assembly

2. Authorization of the Board of the Assembly to sign the minutes of the meeting,

3. Amendment of article three of the Articles of Association and discussion of the draft amendment approved by the Capital Markets Board and The Ministry of Industry and Trade and submission to the votes of the General Assembly Meeting,

4. Authorization of the Board of Directors for finalization of the amendment and registration of the Articles of Association,

5. Closing.

Attachment 2:

COCA-COLA İÇECEK ANONİM ŞİRKETİ

(A) AND (B) GROUP STOCKHOLDERS SPECIAL MEETING DATED APRIL 18, 2008

AGENDA

1. Opening and election of the Board of the Assembly,

2. Authorization of the Board of the Assembly to sign the minutes of the meeting,

3. Amendment of article three of the Articles of Association and discussion of the draft amendment approved by the Capital Markets Board and The Ministry of Industry and Trade and submission to the votes of the General Assembly Meeting,

4. Authorization of the Board of Directors for finalization of the amendment and registration of the Articles of Association,

5. Closing.

Attachment 3:

SAMPLE AUTHORIZATION DOCUMENT

TO THE BOARD OF DIRECTORS OF COCA-COLA İÇECEK ANONİM ŞİRKETİ

I hereby appoint .... as proxy authorized to attend, vote, propose and sign necessary documents on my behalf in the Extraordinary General Assembly Meeting of Coca-Cola İçecek Anonim Şirketi to be held on April 18, 2008, 14:00 hours at the address Esenşehir Mah. Erzincan Cad. No: 36 Ümraniye, 34776 Istanbul (- and the ... Group Stockholders Special Meeting to be held on the same date, same address .... hours – This section is mandatory for preferred stockholders and each shareholder will make specific reference to the preferred group special meetings for preferred stock held -) and/or insofar the quorum is not achieved or postponement occurs in the subsequent meetings.

A. THE SCOPE OF REPRESENTATION POWERS

a) The proxy will be authorized to cast votes on all agenda items in line with his own opinion.

b) The proxy will be authorized to cast votes on agenda items in line with the below instructions.

Instructions : (Special instructions written).

c) The proxy will be authorized to cast votes in line with the proposals of the Company management.

d) The proxy will be authorized to cast votes on any other potential issues arising during the meeting in line with the below instructions. (In the absence of any instructions the proxy will freely cast his vote.)

Instructions: (Special instructions written).

B. STOCK OWNED BY THE SHAREHOLDER

a) Issue and Series :...............................

b) Quantity :...............................

c) Units-Nominal Value :...............................

d) Privileges attached to the vote :...............................

Coca-Cola İçecek

e) Bearer-registered stock :...............................

NAME SURNAME or TITLE OF SHAREHOLDER

SIGNATURE :...............................

ADDRESS :..

NOTE : In part (A) any one of the items (a), (b) or (c) will be selected, and statement will be provided for items (b) and (d).

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68